Exhibit 3.1

Text of Amendment to By-laws of Anaren, Inc. (New Text Underlined)

The annual meeting of the shareholders of the Corporation shall be held each year during the month of October, November, December or January, or at such other time and date as the Board of Directors shall reasonably designate, for the purpose of electing directors and transacting such other business as may properly come before the meeting.